April 24, 2009

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 6010

Attention:  John Hartz, Senior Assistance Chief Accountant

RE:	Casella Waste Systems, Inc.
Form 10-K for the fiscal year ended April 30, 2008
Forms 10-Q for the periods ended July 31, 2008, October 31, 2008 and January 31, 2009
Schedule 14A filed August 28, 2008
File No. 0-23211

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in a letter dated April 15, 2009 from John Hartz, Senior Assistance Chief Accountant, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. John S. Quinn, Senior Vice President & Chief Financial Officer, Treasurer of Casella Waste Systems, Inc. concerning the above referenced Form 10-K, Forms 10-Q and Schedule 14A (the “Comment Letter”).  The responses are keyed to the numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2009

Note 6 — Environmental Liabilities, page 12

Comment:

1.               We have reviewed your response to comment 1.  We note that the consulting firm was engaged in 2000 in order to draft the Remedial Investigation and Feasibility Study, which was submitted to DEC in January 2009.  Based upon the timeline of the progress of the study you provided in your response letter, it is unclear why you were unable to give an estimate of the possible loss or range of loss prior to the completion of the draft report in January 2009.  Refer to paragraph 10 of SFAS 5. Please explain.

Response:

The process of estimating and narrowing the potential range of environmental remediation options, and therefore the range of potential costs of remedial activity, is a complex and evolutionary task.  With respect to the Waste-Stream, Inc.’s Potsdam property, that process has moved very slowly, over the course of almost nine years from the date of the Company’s acquisition of the property, to reach the point of completing the draft RI/FS Report.  Until the final draft of the RI/FS Report was completed in January 2009, the potential range of remedial actions had not been finalized, and reliable cost estimates for those potential remediation options had not yet been developed.  An earlier draft of the RI/FS Report, which first became available to the Company in October 2008, presented options which by their terms were very preliminary, and accordingly, did not provide a basis for meaningful assessment of remediation options or on which to base an estimate of remediation costs.  Therefore, due to the absence of any reliable cost estimates, the Company could not provide a valid estimate of the possible loss or range of loss prior to completion of the final draft of the RI/FS Report in January 2009.

Further, it should be noted that when the Company purchased Waste-Stream, Inc., the sellers agreed to indemnify the Company against certain liabilities, including potential environmental exposures, for which the indemnification coverage was up to approximately nine million dollars.  In addition, there were other potentially responsible parties who the Company expected to contribute approximately two thirds of the remediation costs.  This analysis contributed to the above conclusion that a range of “loss” could not be determined at that time but any loss, if it were to exist, would likely not be material.

Comment:

2.               Help us better understand your disclosures in your July 31, 2008 Form 10Q filed on September 4, 2008, wherein you concluded that “The Company is not presently aware of any situations that it expects would have a material adverse impact on its business, financial condition, results of operations, or cash flows”.  Help us understand why you did not believe it was reasonably possible that this issue would be material.

Response:

At the time of the filing referenced above, the Company determined that the possibility of the Potsdam environmental liability being material to the Company’s financial condition, results of operations, or cash flows, was unlikely.  In making this judgment, the Company relied primarily upon the following factors:  (i) as discussed above, the RI/FS Report had not been completed and therefore the Company had no reliable cost estimates upon which it could make a reasonable determination of materiality; (ii) the Company had the expectation that approximately two-thirds of the remedial cost would be contributed by the other potentially responsible parties; and (iii) as noted above, the Company had the right to seek indemnification from the sellers of the property.

In the third quarter of fiscal year 2009 the Company received the final draft of the RI/FS report.  During the quarter the Company also considered the potential for recovery from the sellers under the indemnification rights described above and concluded that recovery under its indemnification rights was unlikely in light of the significant economic deterioration including the Company’s stock price and the Company’s understanding of its impact on the Sellers’ financial positions.  As a result, the Company recorded the charge for this matter in its 10-Q for the quarter but did not record a corresponding receivable related to the indemnification.

In connection with this response to the Comment Letter, the Company acknowledges to you that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (802) 772-2241.

Sincerely,

/s/ John S. Quinn
Senior Vice President &
Chief Financial Officer, Treasurer